FORM 6-K

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549



                    For November 22, 2005



                Euro Tech Holdings Company Limited
       -------------------------------------------------
        (Translation of registrant's name into English)

   18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
 -----------------------------------------------------------------
             (Address of Principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F  [ X ]        Form 40-F  [   ]


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  [   ]      No [  X ]


    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_______________.



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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 3




Item 5.  Other Events
----------------------

Affiliate Enters Into a New Agreement:  Certifying Registered
-------------------------------------------------------------
Accountant Resignation
----------------------

    On December 7, 2005, Registrant issued a press release announcing that its group company, Yixing Pact Environmental Technology Company, Ltd. ("PACT") had been awarded a U.S.$1.8 million contract by a French global manufacturer of beauty products. Euro Tech also announced that its certifying registered accounting firm had resigned.

    A copy of the press release is attached hereto as Exhibit 99.1.


Item 9.01   FINANCIAL STATEMENT AND EXHIBITS

      (c)   Exhibits.

      The following exhibits are filed with this report:

           Exhibit 99.1    Press Release

           Exhibit 99.2    Letter of Resignation from PWC.

           Exhibit 99.3    Explanatory letter from PWC.



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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 3





                              SIGNATURES
                              ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                EURO TECH HOLDINGS COMPANY LIMITED
                                (Registrant)


Dated: December 8, 2005     By: /s/T.C. Leung
                                -----------------------------------
                                T.C. Leung, Chief Executive Officer
                                and Chairman of the Board


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